Exhibit 2.4

Certificate of Registered Series of Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All

In accordance with the Limited Liability Company Agreement of Musicow US Vol. 1 LLC, a Delaware series limited liability company (the “Company”), dated February 25, 2025 (the “Agreement”), upon the execution of this Certificate of Registered Series by the undersigned manager of the Company, Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All shall be formed as a registered series of the Company pursuant to this Certificate of Registered Series, which shall be attached to, and deemed incorporated in its entirety into, the Agreement. References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series	Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All

Effective Date of Establishment	February 28, 2025.

Series Property	The Series Assets. For purposes of the Series, “Series Assets” refers to the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series, or royalties, fees, and other income stream otherwise derived from the following musical composition: Mr. Know It All by Kelly Clarkson.

Initial Units of the Series	One Class A Unit

Additional Class Units	None

Additional Provisions	None

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Agreed and executed as of the Effective Date of Establishment as set forth above by the Company Manager:

Musicow US Vol. 1 LLC

By: Musicow Asset US, LLC, as the Company Manager

By:	/s/ Paul Baik
Name:	Paul Baik
Title:	Manager

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